Mail Stop 4561

December 31, 2008

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund II Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

      Re: **Gateway Tax Credit Fund II Ltd.**
              Form 10-K for the fiscal year ended March 31, 2007
              Amendment No. 3 to Form 10-K for the fiscal year ended March 31, 2007
              File No. 0-19022

Dear Mr. Oorlog:

      We have reviewed your response letter dated December 10, 2008 and have the following additional comment.   Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 3 to Form 10-K for the fiscal year ended March 31, 2007

Item 9A. Controls and Procedures

1.   We note your response to prior comments 3, 4 and 5, but it is our position that the requested revisions to your Item 9A disclosure should be made within your respective filings. Please amend your fiscal year 2007 filing to revise your Item 9A disclosure to clarify that the scope of your certifications and to your conclusions related to your evaluation of disclosure controls and procedures applies at the series level as well as for the Registrant taken as a whole. Additionally, please apply this comment to your Form 10-K for the fiscal year

ended March 31, 2008 by revising your Item 9A disclosure for the matters addressed above and as it relates to clarifying the scope of management's assessment of internal controls over financial reporting.

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439, or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief